

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2011

Via E-mail
Mr. Stephen D. Steinour
Chief Executive Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

> **Re:** **Huntington Bancshares Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed April 29, 2011**
> **File No. 001-34073**

Dear Mr. Steinour:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision for Income Taxes, page 48

1. Please revise to disclose the reasons for repatriating the $142 million in undistributed earnings that were previously indefinitely invested outside the country and discuss the impact of the transaction on your liquidity.

Loan and Lease Credit Exposure Mix
Residential Loans, page 51

2. Please revise your discussion to disclose how many adjustable rate mortgage loans are in the initial interest rate period. Disclose the balance of these loans by year of origination and initial rate period and discuss how you consider upcoming interest rate changes in your determination of the appropriate level of the allowance for loan losses.

CRE Portfolio, page 55

3. We note your disclosure that 95% of your commercial real estate loans had guarantors. Please revise your disclosure to address the following:
   - Disclose how you consider the guarantor support in your determination of the allowance for loan losses. Describe your efforts to monitor the credit quality of the guarantor and how the availability, or lack thereof, of credit quality information related to the guarantor's ability to repay the obligation is considered in your determination of the appropriate level of the allowance for loan losses.
   - Disclose how often you pursue repayment from a guarantor and describe how successful your efforts are to obtain repayment from guarantors. If your efforts are largely unsuccessful or you typically do not obtain repayment from guarantors, tell us whether your measure of impairment would materially change if you did not consider guarantor support.

Risk Management and Capital
Table 23 – Accruing and Nonaccruing Troubled Debt Restructured Loans, page 64

4. We note your disclosure on page 64 that TDRs can be classified as either accrual or nonaccrual loans, and that accruing TDRs are excluded from nonaccrual loans because the borrower remains contractually current. However, we also note that you do not place loans on nonaccrual status until they reach 90 days past due in the case of C&I and CRE loans, and not until 180 days for the residential and home equity portfolio. Therefore, please clarify whether the TDR loans must be contractually current with respect to principal and interest to be classified as an accruing TDR, or whether your regular nonaccrual policies also apply to your TDR portfolio.

Table 24 — Accruing Past Due Loans and Leases and Accruing Troubled Debt Restructured Loans

5. Considering the significance of your government guaranteed loans past due over 90 days and still accruing to the total past due loans, please revise to disclose how you determined that it was appropriate to continue the accrual of income on these loans. Discuss the types of losses you are reimbursed for under the guarantees, whether you have recognized losses in excess of any of the guarantee caps, and whether you have experienced any

delays or denial of payments related to these claims. Please provide this discussion by guarantee type (e.g. FHA or VA loans). Finally, please disclose how much of your residential mortgage troubled debt restructurings consist of government guaranteed loans.

ACL, page 67

6. We note your disclosure that you "maintain two reserves, both of which in (y)our judgment are adequate to absorb credit losses inherent in (y)our loan and lease portfolio." Please revise your disclosure, here and elsewhere as applicable, to state that you maintain your two reserves at a level that is appropriate, if true.

Table 29 – Net Loan and Lease Charge-offs, page 72

7. We note that your charge-offs as a percent of average loans is significantly higher for residential mortgages than it is for your home equity loans and that the rate of charge-offs do not appear to be increasing in the same proportion. Please revise your disclosure to address the following:
   - Expand your disclosure to discuss the reasons why you believe this trend is occurring.
   - For those loans that are secured by a second lien, disclose whether you have the ability to track whether the first lien is in default if you do not hold or service it. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses.
   - Revise to disclose the percentage of borrowers in the initial 10 year interest only period. Disclose the percentage of borrowers in the initial 10 year period that are only paying the minimum amounts due.
   - Disclose when these loans will begin amortizing. We note your tabular disclosure of the amount of home equity loans in a first lien position and second lien position and the delinquency status of each. The delinquency rates of your first and second lien home equity loans appear to be lower than that of your residential mortgage portfolio. Please revise your disclosure to discuss the differences in the delinquency rates of each type of loan and the reasons for differences in these trends. Discuss whether you believe these trends will change when the home equity loans begin to amortize.

Table 43 — Summary of Reserve for Representations and Warranties on Mortgage Loans Serviced for Others, page 88

8. Considering the material increase in your provision for representation and warranties obligations during the year ended December 31, 2011, please revise to disclose the following so that readers of your financial statements may better understand the trends occurring that may impact this estimate:

- Disclose the number and amount of loans sold, of loans repurchased, the number of claims received, your success rate in avoiding these claims and the number of make whole payments made in each period presented. A tabular roll-forward may be helpful.
- Discuss the level of unresolved claims at the balance sheet date by type of claimant (GSE versus private investor). Please revise to describe in greater detail how you acquired a reserve for representations and warranties during the year ended December 31, 2010.

Consolidated Financial Statements
1. Significant Accounting Policies
Basis of Presentation, page 132

9. Please revise your disclosure regarding VIEs to state that you consolidate a VIE where you (1) have the power to direct the activities of the entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE, and do not consolidate entities for which both of these criteria are not met. If this is not your current policy, please tell us how you concluded your policy was appropriate in light of the guidance in ASC 810-10-25-38A.

Securities, page 133

10. We note your disclosure that you consider the expected cash flows for the purposes of identifying which securities in an unrealized loss position have incurred other than temporary impairment. Please tell us how you concluded that this policy materially captures all securities that may have incurred a credit related other than temporary impairment due to a change in the timing of expected cash flows. Refer to ASC 320-10-35-33D.

ACL, page 134

11. We note your disclosure on page 135 that for the C&I and CRE portfolios you utilize a measure of probability of default and loss given default when determining the appropriate amount of allowance for loan losses. Please revise your disclosure to provide additional discussion as to how you utilize this data to determine the standardized loan grading for these loans. Revise to disclose whether you utilize a set period over which you estimate these amounts (e.g. one year, 18 months, etc.) or whether you estimate these amounts over the expected life of the loan. If the latter is true, please tell us how you concluded that this methodology was consistent with an inherent loss model as opposed to an expected loss model.

12. We note your disclosure that for all classes within the C&I and CRE portfolios, you resume the accrual of interest when, in management's judgment, the borrower is able to make the required principal and interest payments and collectability is no longer in doubt. You also state that for all classes of consumer loans, you begin the accrual of interest as soon as the loan has been brought to less than 180 days past due with respect to principal and interest. Please respond to the following:
    - Please expand your disclosure to discuss the factors you consider when determining whether a C&I or CRE borrower is able to make the required principal and interest payments.
    - Please disclose why you believe it is appropriate to begin the accrual of interest on consumer loans as soon as they reach less than 180 days past due instead of when you are able to conclude it is probable that you will be able to collect all contractual principal and interest due on the loan.
    - Tell us whether you have any statistics regarding the percentage of your consumer loans for which you have resumed the accrual of interest as the loan became less than 180 days past due but then you had to cease the accrual of interest as it later became more than 180 days past due.

13. We note your disclosure on page 137 where you state that when a loan within any class is impaired, interest income is recognized unless the receipt of principal and interest is in doubt when contractually due. Given that your definition of an impaired loan is one where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected, please disclose when and how often interest income would be recognized on an impaired loan.

4. Available for Sale and Other Securities, page 142

14. We note your disclosures beginning on page 78 related to other than temporary impairment. Please revise your disclosure to include this information within the audited financial statements. Refer to ASC 320-10-50-6.

15. We note your disclosure of the roll forward of unrealized OTTI recognized in OCI on debt securities held on page 146. Please clarify the titles used in the roll forward. For example, it is unclear why credit losses not previously recognized and additional credit losses would be increases to the unrealized OTTI amounts recognized in OCI.

7. Goodwill and Other Intangible Assets, page 156

16. We note that you reorganized your segments in 2009 and 2010. Please tell us why the tabular disclosure of the reallocation of goodwill related to the 2010 segment reorganization shows an $11 million transfer into the Commercial Banking Segment. It is unclear why goodwill was allocated to this segment since your disclosure indicates that you did not transfer any reporting units to this segment. Please revise your disclosure to

clarify why goodwill was allocated to this segment and disclose how you determined the appropriate amount to transfer. Additionally, please clarify whether the $37.4 million increase in goodwill to the Treasury/Other segment relates exclusively to the insurance business and discuss how the 2010 reallocations of goodwill were performed.

11. Other Long-Term Debt, page 158

17. We note your discussion of the transfer of $92.1 million of municipal securities and $86.0 million in Huntington Preferred, Capital Inc. Class E common stock and cash in exchange for $184.1 million of common and preferred stock of Tower Hill Securities, Inc. You have concluded that the transfer did not meet the sale requirements of ASC 860 and thus has been recorded as a secured financing as of December 31, 2010. Please tell us the business purpose of this transaction and describe the nature of Tower Hill Securities, Inc. business and how you expect to generate a return on this transaction.

17. Income Taxes, page 167

18. You disclose that you entered into an asset monetization transaction that generated a $263.0 million capital loss.   Please provide additional detail regarding the assets that were monetized, as well as the business purpose for the transaction, particularly since you established a full $31.8 million valuation allowance on the capital loss carry forward created as part of the transaction.

19. Fair Values of Assets and Liabilities, page 177

19. Please revise your disclosure here to discuss how you determine the level in which to report fair value measurements related to prices obtained from third party pricing service. Discuss whether or how you evaluate these prices for accuracy and how you determine that the assumptions used by the pricing service are reasonable. For the securities that you obtain a third party price from a pricing service to use in assisting you with your own fair value models (e.g. trust preferred securities), disclose specifically how you use this data, and whether your internal valuations differ materially from that of the third party. If so, please revise to provide a brief description of the factors considered when concluding which valuation was the best estimate of fair value.

VIE's, page 192
Low Income Housing Tax Credit Partnerships, page 193

20. We note your disclosure that you make certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit pursuant to Section 42 of the Internal Revenue Code. We also note your disclosure that you do not own a majority of the limited partnership interests in these entities and are not the primary beneficiary. Please tell us whether you believe you have

the power to direct the activities of these VIEs that most significantly affect their performance. If not, please tell us the party you believe does have the power. To the extent you believe you have this power, please tell us how you determined that you do not have the obligation to absorb losses of the VIE or the rights to receive benefits from the VIE that could potentially be significant to the VIE.

25. Segment Reporting, page 199

21. We note that you reorganized your business segments during the fourth quarter of 2010 to better align business unit reporting with segment executives. Please respond to the following:

- Tell us and disclose in future filings whether your operating segments were aggregated into reportable segments in accordance with ASU 280-10-50-21.
- To the extent that you are aggregating your auto finance and CRE businesses, please tell us how the aggregation criteria in 280-10-50-11 were met.
- To the extent that you are aggregating your wealth advisors and government finance businesses with your home lending business, please tell us how the aggregation criteria in 280-10-50-11 were met.

Form 10-Q for the quarter ended March 31, 2011
Note 3. Loans/Leases and Allowance for Credit Losses, page 72
NALs and Past Due Loans, page 72

22. We note that you revised your charge-off policy for your residential mortgages from 180 days past due to 150 days past due during the first quarter of 2011. However, we note that have kept your policy for placing the residential mortgage loans on nonaccrual status at no later than 180 days past due. Please tell us why your nonaccrual policy occurs later than your charge-off policy for both your residential mortgages, as well as for your home equity portfolio, where nonaccrual status starts at 180 days past due, but the charge-off occurs at 120 days past due.

23. We note your disclosure on page 74 that cash receipts on nonaccrual loans are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. However, we also note that in the following paragraph, you state that regarding all classes within the C&I and CRE portfolios, when you determine the borrower's ability to make the required principal and interest payments resumes and collectability is no longer in doubt, the loan is returned to accrual status.   You also state that for all classes within the consumer portfolio, a nonaccrual loan is returned to accrual status when the loan has been brought to less than 180 days past due with respect to principal and interest. Please clarify the apparent inconsistencies between the two policies.

Note 15. Commitments and Contingent Liabilities, page 108
Income Taxes, page 108

24. We note your disclosure regarding the adjustments proposed by the IRS and the Commonwealth of Kentucky related to your previously filed tax returns. We also note that you believe it is possible that the resolution of the proposed adjustments, if unfavorable, may be material to the results of operations in the period in it occurs. Please tell us the status of the resolution of these items with the Commonwealth of Kentucky and the IRS. Please also tell us how these items interact with your disclosure of gross unrealized tax benefits of $14.5 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551- 3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant